POINTS INTERNATIONAL LTD.

UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2006

POINTS INTERNATIONAL LTD.

UNAUDITED CONSOLIDATED BALANCE SHEETS

	June 30,	December 31,
AS AT	2006	2005

ASSETS

CURRENT

Cash and cash equivalents (Note 6)	$18,272,772	$19,983,607
Short-term investments	-	2,348,418
Accounts receivable	2,734,311	2,739,224
Prepaids and sundry assets	2,562,273	1,893,605

	23,569,356	26,964,854

PROPERTY, PLANT AND EQUIPMENT	3,462,349	3,606,840
GOODWILL AND INTANGIBLE ASSETS	7,197,209	7,602,503
DEFERRED COSTS	1,433,181	1,699,030
FUTURE INCOME TAXES RECOVERABLE	590,000	590,000
	12,682,739	13,498,372

	$36,252,095	$40,463,226

See Accompanying Notes

POINTS INTERNATIONAL LTD.

UNAUDITED CONSOLIDATED BALANCE SHEETS

	June 30,	December 31,
AS AT	2006	2005

LIABILITIES

CURRENT
Accounts payable and accrued liabilities	$1,899,369	$2,284,257
Deposits	16,429,773	15,810,853
Current portion of loan payable	33,515	33,515
Current portion of acquisition loan payable	-	390,166
	18,362,657	18,518,791

LOAN PAYABLE	20,559	35,107
CONVERTIBLE DEBENTURE (Note 7)	-	9,699,180
CONVERTIBLE PREFERRED SHARES	18,951,367	18,396,456
	37,334,583	46,649,533

SHAREHOLDERS’ DEFICIENCY
CAPITAL STOCK	43,000,948	36,404,342
WARRANTS (Note 7)	186,688	2,758,688
CONTRIBUTED SURPLUS	8,560,538	2,079,423
DEFICIT	(52,830,661)	(47,428,760)
	(1,082,488)	(6,186,307)

	$36,252,095	$40,463,226

See Accompanying Notes

POINTS INTERNATIONAL LTD.

UNAUDITED CONSOLIDATED
STATEMENTS OF OPERATIONS AND DEFICIT

FOR THE PERIOD ENDED JUNE 30, 2006	6 Month Period		3 Month Period
	Jan-Jun 30/06	Jan-Jun 30/05	Apr-Jun 30/06	Apr-Jun 30/05

REVENUES
Points operations	$5,440,628	$4,914,219	$2,666,274	$2,373,561
Interest income	125.096	218,093	59,977	180,843
	5,565,724	5,132,312	2,726,251	2,554,403

GENERAL AND ADMINISTRATION EXPENSES	8,432,644	7,396,310	4,542,916	3,413,571

LOSS - Before interest, amortization and other items	(2,866,920)	(2,263,998)	(1,816,664)	(859,168)

Foreign exchange loss (gain)	243,049	(92,287)	255,513	(115,187)
Interest on convertible debenture	194,753	412,800	24,046	183,003
Interest on preferred shares	554,911	494,456	277,456	277,456
Interest, loss on short-term investment and capital tax	10,914	80,837	1,310	76,046
Amortization of property, plant and equipment,
intangible assets and deferred costs	1,531,355	1,377,771	775,701	688,873
	2,534,982	2,273,576	1,334,026	1,110,191
NET LOSS	$(5,401,902)	$(4,537,573)	$(3,150,690)	$(1,969,359)

LOSS PER SHARE (Note 2)	($0.06)	($0.06)	($0.03)	($0.03)

See Accompanying Notes

POINTS INTERNATIONAL LTD.

UNAUDITED CONSOLIDATED
STATEMENT OF DEFICIT

FOR THE PERIOD ENDED JUNE 30, 2006	6 Month Period		3 Month Period
	Jan-Jun 30/06	Jan-Jun 30/05	Apr-Jun 30/06	Apr-Jun 30/05

DEFICIT - Beginning of period	$(47,428,760)	$(37,504,525)	$(49,679,971)	$(40,072,739)

NET LOSS - For the period	(5,401,902)	(4,537,573)	(3,150,690)	(1,969,359)

DEFICIT -End of the period	(52,830,661)	(42,042,098)	(52,830,661)	(42,042,098)

See Accompanying Notes

POINTS INTERNATIONAL LTD.

UNAUDITED CONSOLIDATED
STATEMENTS OF CASH FLOWS

FOR THE PERIOD ENDED JUNE 30, 2006	6 Month Period		3 Month Period
	Jan-Jun 30/06	Jan-Jun 30/05	Apr-Jun 30/06	Apr-rJun 30/05

CASH FLOWS FROM OPERATING ACTIVITIES
Net Loss	($5,401,902)	($4,537,573)	($3,150,690)	($1,969,359)

Items not affecting cash
Amortization of property, plant and equipment	812,113	421,431	416,080	318,964
Amortization of deferred costs	265,849	265,849	132,925	132,925
Amortization of intangible assets	453,393	690,491	226,696	236,984
Deferred costs on convertible debenture	-	12,139	-	-
Unrealized foreign exchange loss	286,346	(10,243)	272,355	43,261
Employee stock option expense (Note 5)	207,200	192,330	96,740	92,827
Interest on Series Two and Four Preferred Shares	554,911	494,456	277,456	277,456
Interest accrued on convertible debenture	194,753	412,800	24,046	183,003
Net Loss less items not affecting cash	(2,627,336)	(2,058,321)	(1,704,392)	(683,939)

Changes in non-cash balances related to operations (Note 6(a))	13,430	2,919,395	(2,430,326)	(1,832,596)

CASH FLOWS PROVIDED BY OPERATING ACTIVITIES	(2,613,906)	861,074	(4,134,718)	(2,516,535)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	(667,622)	(1,868,687)	(278,017)	(704,139)
Purchase of intangible assets	(38,265)	(65,948)	(13,741)	(56,286)
Disposal of short-term investments	2,315,175	-	1,117,368	-
Payments for the acquisition of MilePoint, Inc.	(400,000)	(400,000)	-	-
Costs related to the acquisition of MilePoint, Inc.	-	(306,138)	-	-

CASH FLOWS USED IN INVESTING ACTIVITIES	1,209,228	(2,640,773)	825,610	(760,425)

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of Series Four Preferred Share	-	3,454,661	-	-
Loan payable, net of repayments	(14,548)	(14,584)	(7,364)	(6,666)
Issuance of capital stock, net of share issue costs	404,587	12,236,443	385,387	11,296,256

CASH FLOWS PROVIDED BY FINANCING ACTIVITIES	390,039	15,676,470	378,023	11,289,590

Effect of exchange rate changes on cash held in foreign currency	(696,256)	22,905	(775,058)	7,264

INCREASE (DECREASE ) IN CASH AND CASH EQUIVALENTS	(1,710,835)	13,919,675	(3,706,144)	8,019,893

CASH AND CASH EQUIVALENTS - Beginning of the period	19,983,607	13,754,818	21,978,917	19,654,600

CASH AND CASH EQUIVALENTS - End of the period	$18,272,772	27,674,493	$18,272,772	27,674,493

POINTS INTERNATIONAL LTD.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2006

1.	Accounting policies

The Corporation's interim financial statements have been prepared using accounting policies consistent with those used for the preparation of its annual financial statements. These interim financial statements should be read in conjunction with the Corporation’s 2005 audited consolidated financial statements. These financial statements contain all adjustments which management believes necessary for fair presentation of the financial position, results of operations and cash flows.

a)	Basis of presentation

The consolidated financial statements include the accounts of the Corporation and from their respective dates of acquisition of control or formation of its wholly owned subsidiaries. All inter-company transactions and amounts have been eliminated on consolidation.

2.	Loss per share

a)	Loss per share

Loss per share is calculated on the basis of the weighted average number of common shares outstanding for the six months ended June 30, 2006 that amounted to 97,962,884 shares (June 30, 2005 - 76,754,315).

b)	Fully-diluted loss per share

The fully-diluted loss per share has not been computed, as the effect would be anti-dilutive.

3.	Segmented information

Reportable segments: The Corporation has only one operating segment whose operating results are regularly reviewed by the Corporation's chief operating decision maker and for which complete and discrete financial information is available. The Corporation's business is carried on in the industry of loyalty program asset management. The attached consolidated balance sheets as at June 30, 2006 and December 31, 2005 present the financial position of this segment. The continuing operations reflected on the attached consolidated statements of operations are those of this operating segment.

Enterprise-wide disclosures: $2,474,017 of the Corporation’s revenues (including interest income) for the quarter ending June 30, 2006 were generated in U.S. dollars ($2,509,287 for the quarter ended March 31, 2006 and $2,369,900 for the quarter ended June 30, 2005). $4,983,304 (June 30, 2005 - $4,758,966) of the Corporation’s revenues were generated in U.S. dollars for the six-month period ending June 30, 2006. The remaining revenues for all periods were generated in Canada, Europe and Asia. A significant majority of the Corporation's assets are located in Canada.

4.	Major Customers

For the six-month period ended June 30, 2006, there are two customers that individually represent greater than ten percent of the Corporation’s consolidated revenues. In aggregate, the two customers represent approximately 49% of the Corporation’s consolidated revenues. Four customers individually represented greater than ten percent of consolidated revenues in the six-month period ended June 30, 2005 (60% in aggregate). In addition, as at June 30, 2006, 68% (second quarter 2005 - 75%) of the company's deposits are due to these customers

For the three-month period ended June 30, 2006, there are two customers that individually represent greater than ten percent of the Corporation’s consolidated revenues. In aggregate, the two customers represent approximately 51% of the Corporation’s consolidated revenues. Three customers individually represented greater than ten percent of consolidated revenues in the three-month period ended June 30, 2005 (46% in aggregate). In addition, as at June 30, 2006, 68% (first quarter 2005- 75%) of the Corporation's deposits are due to these customers. The two customers included in 2006 are included in both the 2006 and 2005 amounts.

5.	Stock-based compensation

The Corporation accounts for stock options granted in its’ stock option plan in accordance with the fair value based method of accounting for stock-based compensation. The compensation cost that has been charged against income for this plan is $207,200 for the six-month period ended June 30, 2006 ($192,330 for the six-month period ended June 30, 2005). The quarterly expense charged against income during the three month period ended June 30, 2006 was $96,740 ($110,460 for the quarter ended March 31, 2006 and $92,827 for the quarter ended June 30, 2005).

During the quarter ended June 30, 2006, 852,500 options were issued to employees and 428,721 options previously granted were cancelled (912,836 options were issued in the second quarter of 2005 and 191,504 options previously granted were cancelled).

For the six-month period ended June 30, 2006, 1,047,500 options have been issued to employees and 428,721 options previously granted were cancelled (1,112,836 options were issued in the six- month period ended June 30, 2005 and 231,504 options previously granted were cancelled).

6.	Statement of Cash Flows

a)	Changes in non-cash balances related to operations are as follows:

For the six-month period ended	June 30,	June 30,
	2006	2005

(Increase) Decrease in accounts receivable	(79,261)	$305,633
Increase in prepaids and sundry assets	(739,731)	(333,707)
Decrease in accounts payable and accrued liabilities	(353,628)	(337,906)
Increase in deposits	1,186,051	3,285,395
	$13,430	$2,919,395

For the three-month period ended	June 30,	June 30,
	2006	2005

Increase in accounts receivable	(240,122)	$(129,462)
Increase in prepaids and sundry assets	(559,627)	(220,184)
Increase (Decrease) in accounts payable and accrued liabilities	441,579	(121,666)
Decrease in deposits	(2,072,157)	(1,361,285)
	$(2,430,326)	$(1,832,596)

b)	Supplemental information

Interest and taxes

Interest of $1,310 was paid during the three-month period ended June 30, 2006 (June 30, 2005 - $2,943) and interest of $288,445 (June 30, 2005 - $35,412) was received. Capital taxes of $50,228 (June 30, 2005 - $45,603) were paid during the three month period ended June 30, 2006. For the six-month period ended June 30, 2006 interest of $10,914 was paid (June 30,2005 - $7,574), interest of $66,571 (June 30, 2005 - $108,963) was received and capital taxes of $50,228 (June 30, 2005 - $45,603) were paid.

Non-cash transactions

Non-cash transactions for the six-month period ended June 30, 2006 are as follows:

(i)
During the six month period, 274,600 options (valued at $180,885) previously issued to Points.com Inc. employees and directors were exercised in Points.com Inc. for a cash consideration of $15,104. Upon exercise of these options 687,570 common shares of the Corporation were issued (all of these shares in Points.com Inc. were acquired at fair market value in exchange for shares of the Corporation during the second quarter of 2006.)

(ii)
$17,008 of revenue ($8,349 in the second quarter) earned for hosting services provided was paid in loyalty currency. The currency was valued at the purchase price of the miles and the amount is included in prepaid and sundry assets. The expense will be recognized as the currency is used.

(iii)
$73,230 of revenue earned for membership fees provided was paid in one-week accommodation certificates ($35,951 for the second quarter of 2006). The certificates are valued at their average cost and are included in prepaid and sundry assets. The expense will be recognized as the accommodation certificates are used.

(iv)
$40,000 of revenue earned for Points.com sign-up fees was paid in research services for the Points.com consumer website ($32,500 for the second quarter of 2006). The research services are valued at their market value and are included in prepaid and sundry assets. The expense will be recognized as the services are used.

(v)
The Corporation received $81,078 of loyalty currency from a partner as reimbursement of a portion of the partner’s direct expenses for the services provided by the Corporation ($34,122 was received in the second quarter of 2006). This amount is included in prepaid and sundry assets and will be expensed as the currency is used.

(vi)	Interest of $7,561 was accrued on the acquisition of MilePoint, Inc. These amounts were included in the amounts paid on March 31, 2006 in respect of the acquisition loan.
(vii)	Interest expense of $194,753 was accrued on the convertible debenture ($24,046 was accrued the second quarter of 2006).
(viii)	Interest expense of $554,911 was accrued on the Preferred Shares ($277,456 for the second quarter of 2006).
(ix)	1,047,500 options were issued to employees (852,500 were issued in the second quarter of 2006).

c)	Cash and cash equivalents consist of:

	June 30,	December 31,
	2006	2005
Cash	$11,240,310	$9,827,614
Cash equivalents	3,395,514	6,409,034
Cash held by credit card processor	3,636,948	3,746,959
	$18,272,772	$19,983,607

7.	Expiry of IAC/InterActiveCorp Warrant and Conversion of Debentures

On April 11, 2006, the common share purchase warrant held by an affiliate of IAC/InterActiveCorp which was exercisable to acquire approximately 103 million common shares expired unexercised. As a result, the Corporation's 8% unsecured convertible debentures (“Debentures”) were automatically converted into approximately 18.9 million common shares and the $9.9M of principal and accrued interest on the Debentures has been converted to equity. The conversion price of the Debentures was determined to be $6.0 million based on the agreed upon conversion price of $0.3173 per common share as specified in the Debenture agreements.

The Corporation's Series One Preferred Share automatically converted into one common share, eliminating the significant dividend entitlement that would have been payable to the holders of the Series One Preferred Share in certain events, including a change of control of the Corporation.

The impact on the financial statements of the expiry of the IAC/InterActiveCorp warrant was to increase contributed surplus and to decrease warrants for $2,572,000 (the fair value of the warrant). The expiry has no impact on shareholder’s equity. As at April 12th, 2006, the Debentures converted to equity. The impact is a reduction of $9.9M in long term liabilities and the $6.0 million value (as determined by the agreed upon conversion price) assigned to the 18.9 million common shares issued, has been recorded as an increase to share capital. The difference between the Debentures amount of $9.9 million and the $6.0 million recorded as share capital has been credited to contributed surplus.